UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

VERMILLION, INC.
 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

92407M206
 (CUSIP Number)

H. George Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1211
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 92407M206		Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
H. George Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,494,639 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,494,639 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,494,639 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.  This amount includes 730,144 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined in Amendment No. 8).

SCHEDULE 13D

CUSIP No: 92407M206		Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Tanya Eva Schuler Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,412,129 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,412,129 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,412,129 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This amount includes 365,072 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined in Amendment No. 8).

SCHEDULE 13D

CUSIP No: 92407M206		Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
Therese Heidi Schuler Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,412,029 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,412,029 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,412,029 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This amount includes 365,072 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined in Amendment No. 8).

SCHEDULE 13D

Page 5 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on May 23, 2013, (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on December 29, 2014, Amendment No. 2 filed on February 11, 2015, Amendment No. 3 filed on March 23, 2015, Amendment No. 4 filed on April 28, 2015, Amendment No. 5 filed on July 21, 2015, Amendment No. 6 filed on February 2, 2017, and Amendment No. 7 filed on September 5, 2017, Amendment No. 8 filed on April 19, 2018, and Amendment No. 9 filed on June 25, 2018 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Vermillion, Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

A total of $3,800,000 was paid to acquire the Shares acquired by the Reporting Persons in connection with the June 2019 Offering (defined and described in Item 4 herein), representing a price of $0.80 per Share.  Specifically: (i) the Tanya Trust paid $1,800,000 to acquire 2,250,000 Shares; (ii) the Therese Trust paid $1,800,000 to acquire 2,250,000 Shares; and (iii) the Grandchildren LLC paid $200,000 to acquire 250,000 Shares.  The funds used to make these purchases were personal funds of Jack W. Schuler that had been entrusted to each of the George Schuler Entities.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 25, 2019, the Issuer announced the pricing of an underwritten public offering of 18,750,000 Shares at a price of $0.80 per Share, plus a 30-day option for the underwriter to purchase up to an additional 2,812,500 Shares at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any (the “June 2019 Offering”).  The June 2019 Offering closed on June 28, 2018.

In connection with the closing of the June 2019 Offering, the Tanya Trust acquired 2,250,000 Shares, the Therese Trust acquired 2,250,000 Shares and the Grandchildren LLC acquired 250,000 Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of the date hereof, George Schuler may be deemed to beneficially own, in the aggregate, 14,494,639 Shares, representing approximately 15.2% of the Shares outstanding.  This amount consists of:  (i) 6,047,057 Shares and Warrants to acquire 365,072 Shares held by the Tanya Trust; (ii)

SCHEDULE 13D

Page 6 of 7 Pages

6,046,957 Shares and Warrants to acquire 365,072 Shares held by the Therese Trust; (iii) 1,503,177 Shares held by the Grandchildren LLC; (iv) 26,000 Shares held by Gayle Schuler; and (v) 141,304 Shares held by Seascape Partners L.P.

As of the date hereof, Tanya Trust may be deemed to beneficially own, in the aggregate, 6,412,129 Shares, representing approximately 6.8% of the Shares outstanding.  This amount consist of 6,047,057 Shares and Warrants to acquire 365,072 Shares.

As of the date hereof, Therese Trust may be deemed to beneficially own, in the aggregate, 6,412,029 Shares, representing approximately 6.8% of the Shares outstanding.  This amount consist of 6,046,957 Shares and Warrants to acquire 365,072 Shares.

As the manager of each of the Grandchildren LLC and Seascape Partners L.P., and as sole trustee of each of the Tanya Trust and the Therese Trust, George Schuler shares with each such entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares and Warrants held by the respective entity.  George Schuler shares with his spouse, Gayle Schuler, the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by Gayle Schuler.

The foregoing percentages of Shares outstanding are based on a Shares outstanding figure that reflects the sum of:  (i) the 75,628,200 Shares outstanding as of June 25, 2019, as disclosed in the Issuer’s prospectus on Form 424B5, filed on June 27, 2019; (ii) the 18,750,000 Shares issued in connection with the June 2019 Offering; and (iii) for purposes of calculating beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the total number of Shares issuable to the applicable Reporting Person upon exercise of the Warrants.

(c) Other than the purchases in the June 2019 Offering as described in Item 3 and Item 4 of this Amendment No. 10, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

 (d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by the Schedule 13D.

(e) Not applicable.

SCHEDULE 13D

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

H. George Schuler
/s/ H. George Schuler

Tanya Eva Schuler Trust
/s/ H. George Schuler
Name: H. George Schuler
Title: Trustee

Therese Heidi Schuler Trust
/s/ H. George Schuler
Name: H. George Schuler
Title: Trustee

July 2, 2019

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).